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                            February 8, 2023

       David Hamamoto
       Co-Chief Executive Officer
       DiamondHead Holdings Corp.
       250 Park Ave., 7th Floor
       New York, New York 10177

                                                        Re: DiamondHead
Holdings Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed January 30,
2023
                                                            File No. 333-267820

       Dear David Hamamoto:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to the Registration Statement on Form S-4

       Summary
       Contemplated Financing Transactions, page 12

   1.                                                   We note that $304
million was removed from the Trust Account by shareholders
                                                        exercising their
redemption rights which leaves approximately $45 million remaining in the Trust Account. We
also not that the Business Combination has a minimum cash
                                                        requirement of $125
million for the combination to be consummated. Finally, we note that your statement
that    DHHC is in the beginning stages of a PIPE offering process to provide funding to meet
the Minimum Cash Condition, which it expects to finalize, if successful, in early
2023; however, as of the date of this proxy statement/prospectus no substantive discussions
regarding any additional financial arrangements have occurred and the terms of a
potential PIPE offering are not known     While DHHC expects to fulfill the
 David Hamamoto
DiamondHead Holdings Corp.
February 8, 2023
Page 2
       Minimum Cash Condition at the Closing by a combination of financing options, there can be no assurance that any or all of the financing options will be
effectuated.    Please revise
       to update the company   s search for any financings to fulfill the $125
million minimum
       cash condition in the business combination.
Risk Factors
The consummation of the Business Combination is subject to a number of conditions..., page 50

2.     We note the statement in footnote 3a in the    Notes to The Unaudited
Pro Forma
       Condensed Combined Financial Information   , on page 79, that    DHHC
does not meet the
       minimum cash requirement of $125 million, as described in the Business Combination
       Agreement. GSH will need to waive the minimum closing cash requirement or else the
       Business Combination would likely not be consummated.    We also note
your disclosure
       in your risk factor    The consummation of the Business Combination is
subject to a
       number of conditions   .    Please address in a separate risk factor the
risk of not meeting
       the minimum cash closing condition given that redemptions reduced the amount of funding in the Trust Account to approximately $45 million.
In evaluating a prospective target business for our initial business combination, our management has relied on..., page 61

3. It appears to us that the company will require additional financing to meet the minimum cash condition of $125 million. Please revise this risk factor as appropriate. Also revise to address any significant dilution of the equity interests of the investors in the IPO if any substantive equity financing is used to meet the minimum cash condition. You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at
202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.



                                                              Sincerely,
FirstName LastNameDavid Hamamoto
                                                              Division of
Corporation Finance
Comapany NameDiamondHead Holdings Corp.
                                                              Office of Real
Estate & Construction
February 8, 2023 Page 2
cc:       Robert Downes
FirstName LastName